United States securities and exchange commission logo





                             September 30, 2021

       Sytse Sijbrandij
       Chief Executive Officer
       GitLab Inc.
       268 Bush Street #350
       San Francisco, CA 94104

                                                        Re: GitLab Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 17,
2021
                                                            File No. 333-259602

       Dear Mr. Sijbrandij:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Dilution, page 68

   1.                                                   Please supplementally
show us how you calculated pro forma net tangible book value of
                                                        $309.2 million as of
July 31, 2021.
       Consolidated Financial Statements
       13. Joint Venture and Spin-off, page F-30

   2. We note your disclosure on page F-30 that JiHu has $19.2 million in cash as of July 31,
                                                        2021 that can only be
used to settle obligations of JiHu. Please tell us how you considered the need to separately
account for these amounts as restricted cash within your financial statements. Please
refer to Rule 5-02(1) of Regulation S-X, ASC 230-10-50-8, and ASC
                                                        210-10-45-4.
 Sytse Sijbrandij
GitLab Inc.
September 30, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameSytse Sijbrandij
                                                           Division of
Corporation Finance
Comapany NameGitLab Inc.
                                                           Office of Technology
September 30, 2021 Page 2
cc:       Ryan Mitteness, Esq.
FirstName LastName